SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Lutao Ning
_____
(Signature)

Lutao Ning
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Dr. Ruola Ning
_____
(Signature)

Dr. Ruola Ning
_____
(Name)

Director
_____
(Title)

August 11, 2021
_____
(Date)

/s/ Lutao Ning
_____
(Signature)

Lutao Ning
_____
(Name)

Director
_____
(Title)

August 11, 2021
_____
(Date)

/s/ Dr. Raj Garg

(Signature)

Dr. Raj Garg

(Name)

Director

(Title)

August 11, 2021

(Date)

/s/ Dr. Changhua Qiu

(Signature)

Dr. Changhua Qiu

(Name)

Director

(Title)

(Date)

/s/ Dr. Baozhong Wang

(Signature)

Dr. Baozhong Wang

(Name)

Director

(Title)

(Date)

/s/ Lianghai Bing

(Signature)

Lianghai Bing

(Name)

Director

(Title)

(Date)

/s/ Dr. Raj Garg
_____
(Signature)

Dr. Raj Garg
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/ Dr. Changhua Qiu
_____
(Signature)

Dr. Changhua Qiu
_____
(Name)

Director
_____
(Title)

August 11, 2021
_____
(Date)

/s/ Dr. Baozhong Wang
_____
(Signature)

Dr. Baozhong Wang
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/ Lianghai Bing
_____
(Signature)

Lianghai Bing
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/ Dr. Raj Garg
_____
(Signature)

Dr. Raj Garg
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/ Dr. Changhua Qiu
_____
(Signature)

Dr. Changhua Qiu
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/ Dr. Baozhong Wang   *Baozhong Wang*
_____
(Signature)

Dr. Baozhong Wang
_____
(Name)

Director
_____
(Title)

August 11, 2021
_____
(Date)

/s/ Lianghai Bing
_____
(Signature)

Lianghai Bing
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/ Dr. Raj Garg
_____
(Signature)

Dr. Raj Garg
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/ Dr. Changhua Qiu
_____
(Signature)

Dr. Changhua Qiu
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/ Dr. Baozhong Wang
_____
(Signature)

Dr. Baozhong Wang
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/ Lianghai Bing
_____
(Signature)

Lianghai Bing
_____
(Name)

Director
_____
(Title)

August 11, 2021
_____
(Date)

Instructions.

1.　　The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.　　The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.